Exhibit 99.2

Hello Everyone,

My name is Courtney Kinsella from the Operations team here at Masterworks.

Today we’re pleased to bring you xPxexixnxtxuxrxex x1x2x8x xxx x1x8x1x xcxmx,x x2x xjxaxnxvxixexrx x2x0x0x9x, by the late artist, Pierre Soulage.

Pierre Soulages was one of the most important, accomplished, and prolific French painters in Contemporary Art.

His market has seen a 20.1% Annual Record Price Growth rate based on data from selected sales occurring from December 1983 to June 2023, and his top auction record is currently $20.1M based on a sale at Sotheby’s New York on November 16, 2021.

The Artwork is characteristic of Soulages’ late, monochromatic Outrenoir (Beyond Black) paintings, a series he started in 1979. The Outrenoir series explores how light interacts with thick applications of textured black paint that completely coat the canvas.

So why do we like this painting? Three reasons:

One: In November 2022, Masterworks exited another Soulages painting, realizing a net annualized return of 13.9%.

Two: We believe this work has potential upside with a similar sales appreciation rate of 15.4% from May 2007 through June 2023.

Three: Auction records for artworks similar in style, scale, and period are led by Peinture 157 x 222 cm, 25 octobre 2006 (2006), which sold for $2.1M at Sotheby’s Paris on December 4, 2019, and Peinture 202 x 143 cm, 17 juin 2008 (2008) which sold for $1.6M at Sotheby’s Paris on June 5, 2019.

Thank you for joining us and we are thrilled to bring you this phenomenal work by Pierre Soulage.